KUTAK ROCK LLP SUITE 3100 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2658 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com	ATLANTA CHICAGO DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LINCOLN LITTLE ROCK OKLAHOMA CITY OMAHA PASADENA RICHMOND SCOTTSDALE WASHINGTON

December 13, 2004

VIA EDGAR

Mr. Owen Pinkerton
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Spirit Finance Corporation
  Registration Statement on Form S-11
  Pre-Effective Amendment No. 3
  Commission File No. 333-119810

Dear Mr. Pinkerton:

        On behalf of Spirit Finance Corporation (the "Company"), we are filing herewith Pre-Effective Amendment No. 3 to the above-referenced registration statement (the "Registration Statement"). Below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in its letter dated December 8, 2004 (the "Comment Letter"), relating to the filing of Pre-Effective Amendment No. 2 to the Registration Statement, filed on December 1, 2004. The responses below are numbered to correspond to the numbered comments in the Staff's Comment Letter. Terms not otherwise defined herein are used with the same meaning as used in the Registration Statement.

General

        1.     We note your disclosure on page 128 that you anticipate that you will undertake a directed share program. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD's rules relating to "hot" IPOs, if applicable. Please also supplementally provide us with the copies of all materials to be used in connection with the directed share program.

        The Company supplementally submitted to the Staff all of the materials (the "Materials") related to the directed share program ("DSP") on December 8, 2004. The Company wishes to note that the mechanics of the DSP program are described in the Materials. The Company selected the prospective recipients and determined the share amounts reserved for each participant. BAS delivered the prospective DSP participants a copy of the Company's preliminary prospectus, dated December 1, 2004, at the same time as it delivered the Materials. The potential participants must fill out the indication of interest, the Rule 2790 form and new account paperwork. The accounts are then opened but funds are not deposited in the accounts. After the offering is priced, BAS will contact the potential participants with the pricing and allocation information. BAS confirms the participants' desire to purchase at that point. If they do want to buy the shares that have been set aside for them, BAS informs the participants how much they need to pay and the procedures for depositing funds in their account. BAS finishes the notification contact with standard disclosures and informs the participant how they can contact BAS. These procedures do not differ substantially from the procedures used to sell shares to the general public. The Materials inquire as to whether the Participant is employed or affiliated with a broker-dealer registered with the NASD. If the participant is so employed or affiliated, BAS's compliance department ensures that the NASD's rules relating to the sale of "hot" IPOs are followed.

        2.     We note from your directed share program disclosure on page 128 that the DSP will include offers of shares to directors, officers and employees and persons who are otherwise associated with you through a directed share program. Please clarify and revise your prospectus disclosure on page 128 to further describe the persons who are otherwise associated with you through a directed share program that may participate in the DSP. Please confirm that you have not engaged in any communications, other than those permitted by Rule 135 of the Securities Act, with potential participants in the directed share program regarding the offering.

        The Company has complied with this comment by revising the disclosure on page 128 of the prospectus to clarify that the potential participants of the directed share program are directors, officers, employees, business associates and friends and family of the foregoing. The Company confirms to the Staff that the initial written contact with the potential DSP participants was the delivery of the DSP Materials and Preliminary Prospectus made by BAS referenced in response number one above.

        3.     We refer to your response to Comment No. 6 from our previous comment letter. Please tell us whether the procedures employed in connection with the i-Deal Prospectus Delivery System have been cleared by staff in the Office of Chief Counsel. If so, please confirm to us that no changes in the procedures have been made since the procedures were cleared. If not, please provide us with screen shots of the "branded" website containing the prospectus as well as copies of all proposed communications associated with any electronic distribution. Finally, please also confirm to us that the procedures employed by Flagstone and CSFB have been cleared by staff and that no changes to the procedures have been made since such approval.

        The following information supplements the information in the Company's letters to the Staff dated November 19, 2004 in the response to Comment 22 and dated December 7, 2004 in the response to Comments 6 and 7.

        Banc of America Securities LLC ("BAS") has informed us that the procedures employed in connection with the i-Deal Prospectus Delivery System have not been cleared by the Staff. As such, we are supplementally providing the Staff with screen shots of the i-Deal Prospectus Delivery System. The following are the only communications associated with BAS's use of the i-Deal Prospectus Delivery System: (i) an e-mail with the text below and (ii) a consent form, which we are supplementally providing to the Staff, which is attached to such e-mail:

  "Dear Client:

  To better serve our clients we are pleased to announce that, going forward, Banc of America Securities LLC will be offering to deliver to you electronically certain preliminary offering materials.

  If you wish to receive these documents in electronic format, we ask that you kindly review the attached consent and click 'I Agree' where indicated.

  If you wish to receive these documents both in hard copy and in electronic format, we ask that you kindly review the attached consent and click 'Agree' where indicated and reply to this e-mail indicating 'I wish to receive both hard copy and in electronic format.'

  If you have any questions, please contact us at the phone number indicated in the attached consent."

BAS will not engage in any other communications associated with any electronic distribution of the prospectus.

        Credit Suisse First Boston LLC ("CSFB") has informed us that it has posted the preliminary prospectus and will post the final prospectus on the "Equity New Issues US" portion of its external website. The procedures employed in connection with CSFB's electronic website posting of the prospectus were reviewed by the Staff in connection with the Google Inc. initial public offering. CSFB's procedures with respect to "Equity New Issues US" have not changed since they were cleared by the Staff. We are supplementally providing for your review screen shots provided by CSFB of the posting of the Spirit Finance preliminary prospectus on the "Equity New Issues US" portion of CSFB's external website.

        Flagstone Securities does not make use of any website containing the preliminary or final prospectus.

        4.     We note your response to prior comment No. 7 from our previous comment letter. Please supply us with screen shots of all communications that Flagstone Securities, Citigroup Global Markets, Inc. and Credit Suisse First Boston LLC intend to use in connection with providing PDF files of the prospectus, including proposed e-mail communications as well as websites where the PDF document will be posted, if any.

        The following information supplements the information in the Company's letters to the Staff dated November 19, 2004 in the response to Comment 22 and dated December 7, 2004 in the response to Comments 6 and 7.

        CSFB has informed the Company that, as an accommodation to its customers, it sends PDFs of the preliminary and final prospectuses only to potential investors who specifically request information from CSFB about similar offerings. The PDFs are accompanied by an email that contains only a descriptive subject header (issuer name and type of document, e.g., preliminary prospectus, final prospectus) and the PDF icon, but no text message. CSFB's Equity Sales Force is under instructions that they may forward such email (along with the PDF) to their customers in the appropriate jurisdictions, provided no message is added to the email being forwarded. CSFB has informed us that subject lines and emails containing PDFs of preliminary and final prospectuses from CSFB do not depart substantively from this format.

        Flagstone has informed the Company that it sends the PDF of the preliminary and final prospectus to institutional investors with an e-mail with a descriptive subject heading ("Spirit Finance Corporation (SFC) IPO Prospectus," "Spirit Finance Prospectus," "Spirit Finance Corp. Prospectus," or "Spirit Finance Corporation," or comparable), and a short, descriptive e-mail. Examples of the text of the e-mails sent with the PDFs are as follows:

  (i)
  "Please find attached the Spirit Finance Prospectus."

  (ii)
  "Spirit Finance Corp. prospectus enclosed."

  (iii)
  "Attached is the preliminary prospectus for Spirit Finance Corporation. This is their initial public offering. We look forward to discussing this transaction with you in the days ahead."

  (iv)
  "Included are the reds for our upcoming deals and some passwords to view the netroadshow if you have time."

Flagstone has informed us that other e-mail communications containing the PDF sent by Flagstone do not depart in substance from the sample e-mails above. Other than the foregoing, Flagstone has informed us that any prospectus that is delivered electronically is delivered without comment.

        Citigroup Global Markets Inc. ("Citigroup") has informed the Company that it sends PDFs of the prospectus only to potential investors that specifically request a PDF from Citigroup. The PDFs are accompanied by two forms of communication only: (i) a descriptive subject line and (ii) a descriptive e-mail. The subject line reads "Spirit Finance Corporation Prospectus," or similar. The text of the e-mail reads:

  "Attached is a copy of the preliminary prospectus for the offering by [Insert Company Name]:

  [Insert PDF File]

  No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. This email shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction."

        Please refer to our response to Comment 3 above addressing websites.

        If you have any questions regarding this filing, please do not hesitate to contact the undersigned or Paul E. Belitz of this office.

Sincerely,
/s/ Michael J. Zieg Michael J. Zieg
  CC:
  Karen Garnett
  Deborah Willson
  Donna DiSilvio
  Amanda McManus